INVEST IN **SERVESCAPE**

Online Design & Farm-to-Landscape Delivery For Your Next Garden Project



LEAD INVESTOR



Nick Cutsumpas CEO and Founder of Farmer Nick

I'm investing in ServeScape because they are revolutionizing the plant supply chain and empowering consumers to take control of their landscape decisions. As a professional landscape designer, sourcing the right plants is always one of the most time-consuming parts of my job, and there is little transparency or reliability throughout the process. ServeScape would be invaluable in my areas of work (New York and Los Angeles) and I can't wait to watch them grow

Invested $1,500 this round

servescape.com Atlanta GA

B2C | Marketplace | Technology | Agriculture & Agtech

Highlights

1. 🌎 Modernizing & Digitizing the Landscape Procurement Process for a $100 Billion Industry 🌎
2. 📈 10% M/M growth since launch. 187% Y/Y. +$1m TMM, +$1.8m Total GMV 📈
3. 🌱 Largest Marketplace For Plants, Designers & Professional Installers 🌱
4. 🌿 Partnership with Ace Hardware with Other Distribution Partnerships to Come🌿
5. ⭐ Designs & Plants Seen On Netflix & HGTV ⭐
6. 🚀 Techstars Atlanta '21 Graduate 🚀

6 🚀 Techstars Atlanta '21 Graduate 🚀

Our Team



Mario Cambardella CEO & Founder

Techstars Atlanta '21. 40 under 40 by Georgia Trend, Univ. of Georgia, Atlanta Biz Chronicle. City & Nation's first Director of Urban Agriculture. 3X Founder. Keynote speaker. Ecosystem connector. Empathetic leader. Deliverer of Plant Joy!

ServeScape was born out of the frustrations of an antiquated industry still in the phone-age of "Let me check on that," waiting on call backs, and fax machines. From its origins, ServeScape is designed to modernize and systematize the plant procurement and delivery process.

Katie Chatham Scott Supply Chain Director



University of Georgia, BSES in Environmental Chemistry. 5+ years of experience in produce distribution, 7+ years experience in agriculture. Passion for data, analytics, and supporting local growers.



Brian Barbu Lead Tech Developer

Kennesaw State University, BS in Computer Science. Technical Problem Solver & Innovator. In the E-Commerce space for 5+ Years. Helped create the vision of ServeScape with Mario Cambardella.



Cole Shiflett Horticulturist / Farm Relations

Georgia Certified Plant Professional. Deliverer of Plant Joy.

Pitch


INSPIRATION TO INSTALLATION
FOR YOUR DREAM LANDSCAPE
1. EXPERIENCED LOCAL LANDSCAPE DESIGNERS
2. LARGEST SELECTION OF LOCALLY-GROWN PLANTS DELIVERED
3. QUALITY LOCAL CONTRACTORS SPECIFICALLY VETTED FOR YOUR PROJECT


200 DESIGNS PRODUCED
2400 PLANT ORDERS DELIVERED
AVERAGE ORDER
$405
CUSTOMER RATE
25%
SINCE APRIL 2020
$1M


WHY SERVESCAPE?

CHALLENGES IN THE HORTICULTURAL PURCHASING & GROWING MARKET



CONSUMERS
GROWERS

Consumers

1. SPACE
You want an arborvitae but you have an Audi. You're limited to what you can fit in the back of your car or trunk. And it's a mess!

2. TIME
Not knowing the pricing, availability & inventory information ahead of time can make for a long trip to the garden store.

3. SELECTION
You're limited to what's available when you go to the garden store. And the garden store is limited to what can fit on the shelf. And you have little idea as to where it was grown.

4. SERVICE & EDUCATION
You're stuck with what the sales associate knows about the plant you want to purchase. They may know not have any practical experience.

Growers

1. SPACE
Big box retail and big hort (national brands) are squeezing independents hort farmers.

2. CAPACITY
Growers have over specialized into niche seasonal markets. Lack of or limited access to capital for expansion.

3. CAPABILITY
Antiquated inventory systems. Slow technological tool adaptation.

4. OPPORTUNITY
Very few channels for sales for hort growers. Need to find more buyers. E-commerce adds a new opportunity.

WHY NOW?

WHY NOW?



E-COMMERCE ACCEPTANCE
Covid-19 introduced many to buying plants online for the first time



DIGITAL TOOLS ACCESSIBILITY
Enhanced inventory management, reduced overhead & higher margins.



d of Mouth
ertisement
of Mouth
ertisement
d of Mouth
Closed - Lo
Closed - W
Closed - W
Analysis/Va
Analysis/Va

GAP IN MARKET
Not one competitor is offering comprehensive catalog (over 1000 options: groundcover to trees)+ inventory transparency



PLANTS DELIVERED

OUTDOOR ENHANCEMENTS
Covid has nudged many to relook at expanding the living areas to the front and back yard



DODGING UNNECESSARY RETAIL IN THE AGE OF COVID-19
Customers are limiting in-person interaction & spending more time enhancing outdoor spaces.

MARKET SIZE

MARKET SIZE

National

$13.8 billion
for horticulture industry aka "Live Plants" in the United States (2019)

Georgia

$1 billion
in "Live Plants" (2020)

Digital

- US E-Commerce Grows 44% in 2020
- Amazon posts $2 billion in 2018
- Monrovia sees doubling of online sales 2016 to 2017
- Double-digit growth last 5 years for online-only garden center

COMPETITION

COMPETITION'S REVENUE



Revenue (millions)
$200
$150
$100
$50
SiteOne
Home Depot
Lowes
Pikes
MNT Direct
Stova I
Indep. Retailers

NATIONAL LEADER SITEONE AS OF 10-5-2021
CONSIDERABLE LAG IN E-COM OFFERING



IN CONTRAST: SERVESCAPE IS ATLANTA'S PREMIERE ONLINE MARKETPLACE FOR LIVE PLANTS:
4K SKU + REAL-TIME INVENTORY + REAL-TIME WEIGHTED PRICING + MEMBERSHIP PRICING ENABLED + DELIVERY WITHIN 5 BUSINESS DAYS

$650 MILLION PER YEAR IN METRO ATLANTA

BUSINESS MODEL

B2B/C PRODUCT & SERVICES



Plants

TREES | SHRUBS | GRASSES
PERENNIALS | ANNUALS



PLANTS DELIVERED



Supplies

MULCH | SOILS | COMPOST
FERTILIZERS


Education
Design
GROWTH HABITAT | MAINTENANCE
& CARE | COMPANION PLANTS
ON-SITE CONSULT | PLANTING
PLANS | LANDSCAPE PLANS


BUSINESS MODEL
ONLINE ORDERING SYSTEMS
SPECIALTY FARMERS
CUSTOMERS
Specialty Farmers
Specialty Farmers
Specialty Farmers
DATA NURSERY
Retail Nursery
Landscape Companies
Non-Traditional Retailers
Institutions
Residential
Commercial


THE TEAM


THE SERVESCAPE TEAM
FOUNDER, CEO, &
LANDSCAPE ARCHITECT
OPERATIONS
IT / DATA
DESIGN AND
HORTICULTURE


FINANCIALS


4/2020 - 10/2021 REVENUE (1ST YEAR)
Gross margins on retail: 52% | Gross margins on commercial: 21%
250k+ web sessions | 5% added to cart | .7% conversion
$200k
Wholesale/ Commercial
$700k
Online Retail Sales


5-YEAR PROJECTIONS
'22 Atlanta
Athens, Macon, Marietta
(Zone 7/8)
'23 Minors
Carrolton, Columbus, Rome
(Zone 7/8)
'24 Mid-Majors
Augusta/Clemson, Auburn
Chattanooga
(Zone 7/8)
'25 Majors
Nashville, Greenville, Birmingham
(Zone 8/9)
'26 West
Mobile, Jackson, Baton Rouge,
New Orleans
(Zone 8/9)
$3 million
$11 million
$22 million
$44 million
$100 million

Forward looking projections cannot be guaranteed.


24-MONTH FUNDING
Infrastructure
· Add 5,000 SKUs
· Inventory Mgmt
· Additional transportation vehicles
$150k
Marketing
· New market activation
· SEO / Conversation enhancement
$300k
$550k
Team Leadership
· Three full-time directors for E-Commerce, Marketing, and Design
· General manager positions for Athens, Macon, and Marietta


SERVE SCAPE
OCT 2021
SERVESCAPE
ONLINE MARKETPLACE FOR:
LANDSCAPE DESIGN & PLANT DELIVERY


SERVE SCAPE
MARIO CAMBARDELLA
MARIO@SERVESCAPE.COM | 706-461-0029

Downloads

servescape long 1080p 3 .mp4